Filed by Queens County Bancorp, Inc.
                           Pursuant to Rule 425 Under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934

                                   Subject Company:  Queens County Bancorp, Inc.
                                                     Commission File No. 0-22278

                                                               Ilene A. Angarola
                                                                  Vice President
August 16, 2000                                               Investor Relations
                                                          718-359-6401, ext. 275


                   QUEENS COUNTY BANCORP ANNOUNCES COMPLETION
                  OF SHARE REPURCHASE AUTHORIZED IN APRIL 2000


Queens, N.Y., August 16, 2000 -- Queens County Bancorp, Inc. (Nasdaq: QCSB) today announced that it has completed the share repurchase authorized by the Board of Directors on April 11, 2000. Under said authorization, the Company repurchased 500,000 shares, bringing the total number of shares repurchased in 2000 to 863,068.

In addition, the Company announced that it would continue its repurchase program, buying back up to two million shares, as previously announced, in accordance with the terms of its definitive agreement to acquire Haven Bancorp, Inc. Under the terms of the agreement, dated June 27, 2000, Haven shareholders will receive 1.04 shares of Queens County Bancorp common stock in exchange for each share of Haven Bancorp stock held at the time of the transaction. Pending shareholder and regulatory approvals, the transaction is expected to take place in the fourth quarter of 2000.

The June 27, 2000 authorization calls for shares to be repurchased through open market or negotiated transactions; such shares will be held by the Company as Treasury stock. The timing of such transactions will depend upon market conditions; the total number of shares repurchased will depend upon the merger being completed.

Queens County Bancorp is the holding company for Queens County Savings Bank, the first savings bank chartered by the State of New York in the New York City Borough of Queens. The Bank gathers deposits from its customers in Queens and Nassau counties and invests these funds in the origination of multi-family mortgage loans throughout




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metropolitan New York. Information about the Company's financial performance and its pending acquisition of Haven Bancorp, Inc. is available at www.qcsb.com.

Queens County Bancorp Completes Share Repurchase
------------------------------------------------

This release contains certain forward-looking statements with regard to the Company's pending merger with Haven Bancorp, Inc. within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The Company intends such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, and is including this statement for purposes of said safe harbor provisions. These forward-looking statements are based on current expectations, but actual results may differ materially from anticipated future results. Specific factors that could cause future results to vary from current management expectations are discussed in the Company's Quarterly Report on Form 10-Q for the three months ended June 30, 2000.

The Company and Haven Bancorp, Inc. have filed a joint proxy statement/prospectus and other relevant documents concerning the merger with the United States Securities and Exchange Commission (the "SEC"). WE URGE INVESTORS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain the documents free of charge at the SEC's web site, www.sec.gov. In addition, documents filed with the SEC by the Company will be available free of charge from Ilene A. Angarola, Vice President, Investor Relations, at Queens County Bancorp, Inc., 38-25 Main Street, Flushing, NY 11354. Documents filed with the SEC by Haven Bancorp, Inc. will be available free of charge from Catherine Califano, Senior Vice President and Chief Financial Officer at Haven Bancorp, Inc., 615 Merrick Avenue, Westbury, NY 11590.


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